FOR IMMEDIATE RELEASE

Enterra Energy Trust Updates Increase To Exchangeable Share Ratios

Calgary, Alberta – March 24, 2006 – Enterra Energy Trust (TSX: ENT.UN, NYSE: ENT) updates the increase to the exchange ratio of the exchangeable shares of Enterra Energy Corp. from 1.23182 to 1.24432 and an increase to the exchange ratio of Rocky Mountain Acquisition Corp. exchangeable shares from 1.05302 to 1.06371.  These increases are effective on March 15, 2006.

The increase in the exchange ratio of Enterra Energy Corp. exchangeable shares is calculated as follows:

Record date of Enterra Energy Trust distribution	February 28, 2006
Opening exchange ratio	1.23182
Enterra Energy Trust distribution per unit	US$0.18
Ten-day weighted-average US$ trading price of ENT (prior to March 15, 2006)	US$17.73
Increase in exchange ratio*	0.01250
Effective date of the increase in exchange ratio	March 15, 2006
Exchange ratio as of effective date	1.24432

The increase in the exchange ratio of Rocky Mountain Acquisition Corp. exchangeable shares is calculated as follows:

Record date of Enterra Energy Trust distribution	February 28, 2006
Opening exchange ratio	1.05302
Enterra Energy Trust distribution per unit	US$0.18
Ten-day weighted-average US$ trading price of ENT (prior to March 15, 2006)	US$17.73
Increase in exchange ratio*	0.01069
Effective date of the increase in exchange ratio	March 15, 2006
Exchange ratio as of effective date	1.06371

*The increase in the exchange ratio is calculated by multiplying the Enterra Energy Trust distribution per unit by the opening exchange ratio and dividing by the ten-day weighted average US$ trading price of ENT.

Holders of Enterra Energy Corp. exchangeable shares or Rocky Mountain Acquisition Corp. exchangeable shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Olympia Trust Company at its principal transfer office at Suite 2300, 125 - 9th Avenue SE, Calgary, Alberta  T2G 0P6.

FOR FURTHER INFORMATION PLEASE CONTACT:

Company Contacts:

Investor Relations:

Enterra Energy Trust

The Equity Group Inc.

E. Keith Conrad, President and CEO

Linda Latman

John Kalman, CFO

(212) 836-9609

(403) 263-263-0262

www.theequitygroup.com

www.enterraenergy.com